UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Convertible Note Facility

On December 10, 2025 (the “Effective Date”), Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Note Investor”), pursuant to which the Company agreed to issue and sell, and the Note Investor agreed to purchase, in multiple closings, subject to the satisfaction or waiver of certain closing conditions, a new series of senior convertible notes of the Company in an aggregate original principal amount of up to $80 million (the “Notes”), which Notes are convertible into the Company’s Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), at a purchase price of $920 per $1,000 of principal amount.

Also on the Effective Date, the Company completed the initial closing pursuant to the Securities Purchase Agreement (the “Initial Closing”) in which the Company issued and sold to the Note Investor a Note in the aggregate principal amount of $8.5 million (the “Initial Note”) for a purchase price of $7.82 million.

Additional closings may be initiated by either the Note Investor or the Company, subject to the satisfaction or waiver of certain closing conditions, including, but not limited to, minimum trading liquidity requirements, the effectiveness of the registration statement related to the resale of the Class B Ordinary Shares issuable upon conversion or otherwise pursuant to the terms of the Notes (the “Conversion Shares”), limits on outstanding principal from prior tranches, and other customary equity conditions. The Note Investor may waive any such conditions and may elect to initiate a closing at its discretion.

The Notes mature two years after the applicable issuance date and bear no interest; however, the Notes will bear interest at a rate of 14% per annum upon the occurrence of any Event of Default (as defined in the Note) for so long as such event remains uncured. The Notes rank pari passu with all other Notes and are senior obligations of the Company. The Notes are convertible, in whole or in part at any time after issuance, into Conversion Shares in an amount equal to the (i) product of the principal being converting and 110%, divided by (ii) the lower of (A) the closing price on the day prior to the issuance date (the “Conversion Price”) and (B) the greater of (I) 90% of the lowest daily VWAP during the 10 trading days prior to conversion (the “Market Price”) and (II) the Floor Price (as defined in the Note). The Initial Note matures on December 10, 2027 has an initial conversion price of $0.58 per Class B Ordinary Share. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Class B Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Class B Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

Pursuant to the Securities Purchase Agreement, the Company will use the net proceeds from the sale of the Notes for general corporate purposes and working capital; however, no more than an aggregate of $1,000,000 may be used for (i) the satisfaction of any indebtedness of the Company or its subsidiaries, (ii) the redemption or repurchase of any securities of the Company or its subsidiaries, or (iii) the settlement of any outstanding litigation.

Pursuant to the Securities Purchase Agreement, the Company agreed, for a period beginning on the Effective Date and ending on the 20th Trading Day (as defined in the Securities Purchase Agreement) after the Applicable Date (as defined in the Securities Purchase Agreement), not to issue, offer, sell, or otherwise dispose of, or announce the issuance of, any equity or equity-linked securities, subject to certain exceptions. In addition, the Company agreed, during the Covenant Period (as defined in the Securities Purchase Agreement) not to effect or enter into any agreement to effect a Subsequent Placement (as defined in the Securities Purchase Agreement) involving a Variable Rate Transaction (as defined in the Securities Purchase Agreement).

On the Effective Date, the Company and the Note Investor also entered into a Registration Rights Agreement (the “Note Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) to register the resale of all of the Conversion Shares within 30 calendar days after the date of the Initial Closing and to have such registration statement be declared effective by the SEC within 90 calendar days of the date of the Initial Closing. Pursuant to the terms of the Note Registration Rights Agreement, the Company must also file one or more additional registration statements for the resale of the Registrable Securities (as defined in the Note Registration Rights Agreement), if necessary.

The issuance and sale of the Initial Note was not, and the issuance and sale of any other Notes and the Conversion Shares have not been, registered under the Securities Act of 1933, as amended (the “Securities Act”), and was and will be made in reliance on the private offering exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description of the Notes, Securities Purchase Agreement and Note Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreements, copies of which are filed as Exhibit 10.1, 10.2 and 10.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Equity Purchase Facility

The Equity Purchase Facility Agreement

On December 11, 2025, the Company entered into an equity purchase facility agreement (the “EPFA”), with a certain institutional investor (the “EPFA Investor”). Pursuant to the EPFA, the Company has the right, but not the obligation, to direct the EPFA Investor to purchase up to $100.0 million (the “Commitment Amount”) in newly issued Class B Ordinary Shares, subject to the terms and conditions contained in the EPFA (the “Advance Shares”).

During the term of the EPFA, the Company may, subject to the terms and conditions therein, direct the EPFA Investor to purchase a certain portion of the Commitment Amount (“Advance”) by delivering a notice (“Advance Notice”) to the EPFA Investor. The Company shall, in its sole discretion, select the amount of the Advance requested by the Company in each Advance Notice. There shall be no mandatory minimum amount for each Advance and there shall be no non-usages fee for not obtaining Advances, however, each requested Advance may not exceed the Maximum Advance Amount (as defined in the EPFA).

The Company may not direct the EPFA Investor to purchase any Advance Shares under the EPFA if such purchase, when aggregated with all other Class B Ordinary Shares then owned by EPFA Investor and its affiliates beneficially, would result in EPFA Investor and its affiliates beneficially owning (on an aggregated basis) more than 4.99% of the then outstanding voting power or number of Class B Ordinary Shares; provided that, EPFA Investor may increase or decrease this ownership limitation, upon notice to the Company, which notice with respect to an increase will not be effective until the 61st day following the date such notice is delivered, not to exceed 9.99% of the number of Class B Ordinary Shares outstanding immediately after giving effect to the issuance of Class B Ordinary Shares held by the EPFA Investor.

Additionally, the Company will be prohibited from conducting any Variable Rate Transactions (as defined in the EPFA) from the date of the EPFA to the earlier of (i) 12 months after the date on which the initial Registration Statement is declared effective by the SEC and (ii) one (1) month after the date of termination of the EPFA.

In addition, at any time during the Additional Issuance Restricted Period (as defined in the EPFA), neither the Company nor any of its Subsidiaries (as defined in the EPFA) may, directly or indirectly, effect any Subsequent Placement (as defined in the EPFA) without prior written approval from the EPFA Investor. The EPFA Investor also has the right to participate in any Subsequent Placement during the Additional Issuance Restricted Period. The Company is required to provide the EPFA Investor with the securities to be issued in such Subsequent Placement on the same terms as other investors.

The EPFA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Registration Rights Agreement

On December 11, 2025, the Company also entered into a registration rights agreement with respect to the registration of the resale of Advance Shares issuable pursuant to the EPFA (the “EPFA Registration Rights Agreement”).

Pursuant to the EPFA Registration Rights Agreement, the Company will be required to file a registration statement with the Securities and Exchange Commission (the “SEC”) registering the resale of Class B Ordinary Shares and any securities issued or issuable to the EPFA Investor from time to time under the EPFA (the “Registrable Securities”) within thirty (30) calendar days of the date of the EPFA, and to have such registration statement be declared effective by the SEC within ninety (90) calendar days of the date of the EPFA. The Company must also file one or more additional registration statements for the resale of the Registrable Securities if necessary.

If the registration statement covering the Registrable Securities is not filed or declared effective by certain days set forth in the EPFA Registration Rights Agreement (among other things, the “Event Date”), on each such Event Date and on each monthly anniversary of such Event Date thereafter (if not cured by such date) or any pro rata portion thereof, until the applicable Event Date is cured or sixty (60) calendar days after the applicable Event Date, whichever comes first, the Company shall pay the EPFA Investor an amount in cash, as partial liquidated damages, equal to the product of two percent (2.0%) multiplied by the total purchase price of each outstanding Advance Notice (other than the purchase price for any Advance Shares purchased by the EPFA Investor prior to the occurrence of the Event); provided, that the maximum aggregate amount payable thereunder shall not exceed 4% of such amount.

Commencing on the 30th calendar day following December 11, 2025, if at any time there is not an effective registration statement covering the Registrable Securities, and the Company proposes to register the offer and sale of any Class B Ordinary Shares under the Securities Act of 1933, as amended (the “Securities Act”) (other than a registration (i) pursuant to a registration statement on Form S-8 ((or other registration solely relating to an offering or sale to employees or directors of the Company pursuant to any employee share plan or other employee benefit arrangement), (ii) pursuant to a registration statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company and the form of registration statement to be used may be used for any registration of Registrable Securities, the Company shall give prompt written notice (in any event no later than five days prior to the filing of such registration statement) to the holders of Registrable Securities of its intention to effect such a registration and, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from the holders of Registrable Securities; provided that, the Company shall not be required to register any Registrable Securities that have been sold or may be sold without any restrictions pursuant to Rule 144 under the Securities Act, as determined by the counsel to the Company.

The foregoing description of the EPFA and EPFA Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreements, copies of which are filed as Exhibit 10.4 and10.5, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference

The issuance and sale of the Advance Shares have not, been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be made in reliance on the private offering exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

Placement Agent Engagement

The Company has engaged D. Boral Capital LLC (the “Placement Agent”) to act as the placement agreement for this transaction. The Placement Agent is entitled to a cash fee equal to 6% of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually exclusively introduced by the Placement Agent to and invested in the Company during the term of the engagement letter with the Placement Agent, dated October 1, 2025 (the “Engagement Letter”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the term of the Engagement Letter or within the six-month period following the expiration or termination of the Engagement Letter (the “Tail Period”), provided that if Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. In addition, the Company has agreed to pay the fees of the Placement Agent’s counsel. In addition, the Company agreed to reimburse D. Boral for (i) all of the Company’s costs and expenses incident to the Transaction and the performance of its obligations under the Engagement Letter and (ii) all reasonable out-of-pocket costs and expenses incident to the performance of the obligations of D. Boral under the Engagement Letter (including, without limitation, the fees and expenses of the Placement Agent’s outside attorneys), provided that, except expenses related to any required filings under state securities or “blue-sky” law and filings with FINRA, such costs and expenses shall not exceed $50,000 without the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed).

Termination of Convertible Note Purchase Agreement with Burkhan Capital LLC

As previously reported in the Company’s Form 6-K filed on September 30, 2025, the Company, and Burkhan Capital LLC, a Delaware limited liability company ( “Burkhan”), entered into a Convertible Note Purchase Agreement on September 29, 2025 (the “Burkhan Note Purchase Agreement”), pursuant to which the Company agreed to issue and sell to Burkhan a US$300,000,000 convertible note with associated board designation rights, advisory share issuances and registration rights, subject to the terms and conditions therein.

On December 10, 2025, the Company and the Burkan, entered into a termination agreement pursuant to which the parties mutually agreed, in accordance with Section 6.1(a) of the Burkhan Note Purchase Agreement, to immediately terminate the Burkhan Note Purchase Agreement in its entirety, effective as of December 10, 2025 (the “Termination Effective Date”). The termination agreement also provides for a mutual release of any and all claims, liabilities and obligations arising under or related to the Burkan Note Purchase Agreement.

The termination agreement also provides that, as consideration for advisory services to be rendered by Burkhan, the Company has agreed to issue 500,000 Class B Ordinary Shares to Burkhan (the “Termination Fee”) pursuant to a separate advisory services agreement to be entered into by the parties.

Termination of Standby Equity Purchase Agreement with YA II PN, Ltd.

As previously reported in the Company’s Form 6-K filed on September 4, 2025, the Company entered into a Standby Equity Purchase Agreement (the “Yorkville SEPA”), dated September 3, 2025, with YA II PN, Ltd. (“Yorkville”), which, among other things, provided the Company with the right, but not the obligation, to issue and sell up to US$100.0 million of Class B Ordinary Shares to Yorkville over a 24-month commitment period, subject to the terms and conditions therein.

On December 11, 2025, the Company exercise its right to terminate the Yorkville SEPA, pursuant to Section 9.01(b) thereof, effective as of December 16, 2025.

Notice of Failure to Satisfy Continued Listing Rule or Standard.

On December 10, 2025, the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), from October 28, 2025 to December 9, 2025, the Company is no longer in compliance with the requirement for continued listing on The Nasdaq Capital Market to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Notice”).

The Notice has no immediate effect on the continued listing status of the Company's Common Stock on The Nasdaq Capital Market, and, therefore, the Company's listing remains fully effective.

The Company is provided a compliance period of 180 calendar days from the date of the Notice, or until June 8, 2026, to regain compliance with the minimum closing bid requirement, pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before June 8, 2026, the closing bid price of the Company’s Common Stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, subject to Nasdaq’s discretion to extend this period pursuant to Nasdaq Listing Rule 5810(c)(3)(H), Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement, and the matter would be resolved. If the Company does not regain compliance during the compliance period ending June 8, 2026, then Nasdaq may grant the Company a second 180 calendar day period to regain compliance, provided, among other things, the Company meets the continued listing requirement for market value of publicly-held shares and all other initial listing standards for The Nasdaq Capital Market, other than the minimum closing bid price requirement, and notifies Nasdaq of its intent to cure the deficiency.

The Company will continue to monitor the closing bid price of its Common Stock and seek to regain compliance with all applicable Nasdaq requirements within the allotted compliance periods. If the Company does not regain compliance within the allotted compliance periods, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Common Stock will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq hearings panel. There can be no assurance that the Company will regain compliance with the minimum bid price requirement during the 180-day compliance period, secure a second period of 180 days to regain compliance or maintain compliance with other applicable Nasdaq listing requirements.

Exhibit Index

Exhibit No.	Description
10.1	Form of Senior Convertible Note.
10.2	Securities Purchase Agreement, dated as of December 10, 2025, by and between Robo.ai Inc. and the Note Investor.
10.3	Registration Rights Agreement, dated as of December 10, 2025, by and between Robo.ai Inc. and the Note Investor.
10.4	Equity Purchase Facility Agreement, dated as of December 11, 2025, by and between Robo.ai Inc. and EPFA Investor.
10.5	Registration Rights Agreement, dated as of December 11, 2025, by and between Robo.ai Inc. and the EPFA Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer